Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2016 UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

		Quarter ended			Nine months ended		Year ended
	Particulars	December 31, 2016	September 30, 2016	December 31, 2015	December 31, 2016	December 31, 2015	March 31, 2016
1	Income from operations
	a) Net Sales/income from operations (net of excise duty)	137,645	138,938	129,516	413,559	378,890	516,307
	b) Other operating income	—	—	—	—	—	—

	Total income from operations (net)	137,645	138,938	129,516	413,559	378,890	516,307

2	Expenses
	a) Cost of materials consumed	—	—	—	—	1	2
	b) Purchase of stock-in-trade	6,393	6,206	7,599	20,179	21,840	30,552
	c) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	(414)	1,248	(583)	(235)	(1,322)	(605)
	d) Employee benefit expense	66,052	67,105	61,465	199,334	181,786	245,534
	e) Depreciation and amortisation expense	5,412	4,849	3,764	14,926	10,661	14,965
	f) Sub contracting/technical fees/third party application	21,224	19,919	17,410	61,503	47,851	67,769
	g) Other expenses	15,745	16,640	16,027	48,801	46,008	61,230

	Total expenses	114,412	115,967	105,682	344,508	306,825	419,447

3	Profit from operations before other income, finance costs and exceptional items (1-2)	23,233	22,971	23,834	69,051	72,065	96,860
4	Other Income	5,719	5,105	6,292	16,024	17,945	23,655
5	Profit from ordinary activities before finance costs and exceptional items (3+4)	28,952	28,076	30,126	85,075	90,010	120,515
6	Finance Costs	1,366	1,428	1,423	4,130	4,298	5,582
7	Profit from ordinary activities after finance costs but before exceptional items (5-6)	27,586	26,648	28,703	80,945	85,712	114,933
8	Exceptional items	—	—	—	—	—	—
9	Profit from ordinary activities before tax (7+8)	27,586	26,648	28,703	80,945	85,712	114,933
10	Tax expense	6,440	5,909	6,245	18,471	18,718	25,366
11	Net profit from ordinary activities after tax (9-10)	21,146	20,739	22,458	62,474	66,994	89,567
12	Extraordinary items (net of tax expense)	—	—	—	—	—	—
13	Net profit for the period (11+12)	21,146	20,739	22,458	62,474	66,994	89,567
14	Share of Profit/(loss) of associates	—	—	—	—	—	—
15	Minority interest	(52)	(67)	(89)	(190)	(299)	(492)
16	Net profit after taxes, minority interest and share of profit of associates (13+14+15)	21,094	20,672	22,369	62,284	66,695	89,075
17	Paid up equity share capital	4,861	4,861	4,941	4,861	4,941	4,941
	(Face value ₹ 2 per share)
18	Reserves excluding revaluation reserves						460,219
19	EARNINGS PER SHARE (EPS) (of ₹ 2/- each) (not annualised) Before extraordinary items
	Basic (in ₹)	8.73	8.54	9.10	25.61	27.15	36.26
	Diluted (in ₹)	8.70	8.52	9.08	25.54	27.10	36.19
	After extraordinary items (of ₹ 2/- each) (not annualised)
	Basic (in ₹)	8.73	8.54	9.10	25.61	27.15	36.26
	Diluted (in ₹)	8.70	8.52	9.08	25.54	27.10	36.19

1.	The audited consolidated interim financial results of the Company for the quarter and nine months ended December 31, 2016 have been approved by the Board of Directors of the Company at its meeting held on January 25, 2017. The statutory auditors have expressed an unqualified audit opinion.

2.	The above consolidated interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Effective April 1, 2016, the Company has early adopted IFRS 9, Financial Instruments. The comparative information has been adjusted to effect this change retrospectively.

3.	The total revenue from operations represent the aggregate revenue and includes foreign exchange gains / (losses), net amounting to ₹ 767, ₹ 1,281 and ₹ 911 for the quarter ended December 31, 2016, September 30, 2016 and December 31, 2015, respectively, ₹ 3,032 and ₹ 2,774 for the nine months ended December 31, 2016 and December 31, 2015, respectively and ₹ 3,867 for the year ended March 31, 2016.

4.	List of subsidiaries as of December 31, 2016 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, Inc.		USA

		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA

	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC Wipro Data Centre and Cloud Services, Inc. Wipro IT Services, Inc.		USA USA USA

		HPH Holdings Corp. (A)	USA
		Appirio, Inc. (A)	USA

Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (Mauritius) Limited			Mauritius

	Wipro Holdings UK Limited		U.K.

		Wipro Information Technology Austria GmbH(A) Wipro Digital Aps (A)	Austria Denmark
		Wipro Europe Limited	U.K.
		Wipro Financial Services UK Limited (formerly Wipro Promax Analytics Solutions (Europe) Limited	U.K.

Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co Limited*		Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Technologies Australia Pty Ltd.		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria

	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima Wipro Outsourcing Services (Ireland) Limited Wipro IT Services Ukraine LLC Wipro Technologies Norway AS Wipro Technologies VZ, C.A.	Costa Rica Ireland Ukraine Norway Venezuela
		Wipro Technologies Peru S.A.C	Peru

	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent AG		Germany

		Cellent Mittelstandsberatung GmbH Cellent AG Austria(A)	Germany Austria

Wipro Networks Pte Limited	Wipro (Dalian) Limited		Singapore China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Airport IT Services Limited*			India

Appirio India Cloud Solutions Private Limited			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited Co and 74% of the equity securities of Wipro Airport IT Services Limited
#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Information Technology Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Digital Aps, Cellent AG Austria, HPH Holdings Corp. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technology Austria GmbH				Austria
	Wipro Technologies Austria GmbH			Austria
	New Logic Technologies SARL			France
Wipro Europe Limited				U.K.

	Wipro UK Limited			U.K.

Wipro Portugal S.A.				Portugal
	Wipro Retail UK Limited			U.K.
	Wipro do Brasil Technologia Ltda			Brazil
	Wipro Technologies Gmbh			Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd			Brazil

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Digital Aps	Designit A/S	Designit Denmark A/S Designit MunchenGmbH Designit Oslo A/S Designit Sweden AB Designit T.L.V Ltd. Designit Tokyo Ltd. Denextep Spain Digital, S.L		Denmark Denmark Denmark Germany Norway Sweden Israel Japan Spain
			Designit Colombia S A S	Colombia
			Designit Peru S.A.C.	Peru

Cellent AG Austria	Frontworx Informationstechnologie AG			Austria Austria
HPH Holdings Corp.	Healthplan Holdings, Inc. Healthplan Services Insurance Agency, Inc. Healthplan Services, Inc. Harrington Health Services Inc.			USA USA USA USA USA

Appirio, Inc.	Appirio K.K. Topcoder, Inc. Appirio GmbH Knowledge Infusion, LLC Appirio Ltd Appirio Pvt Ltd	Appirio Ltd (UK) Saaspoint, Inc		USA Japan USA Germany USA Ireland UK USA Singapore

5.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2016, The Company realigned its industry verticals. The Communication Service Provider business unit was regrouped from the former Global Media and Telecom (GMT) industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former Retail, Consumer, Transport and Government (RCTG) industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical.

The revised industry verticals are as follows: Finance Solutions (BFSI), Healthcare, Lifesciences & Services (HLS), Consumer (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing & Technology (MNT), Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the quarter ended December 31, 2016, September 30, 2016 and December 31, 2015, nine months ended December 31, 2016 and December 31, 2015 and year ended March 31, 2016 is as follows:

Particulars	Quarter ended			Nine months ended		Year ended
	December 31, 2016	September 30, 2016	December 31, 2015	December 31, 2016	December 31, 2015	March 31, 2016
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	33,843	33,583	32,322	101,056	95,595	128,147
HLS	20,972	20,883	14,719	61,786	41,453	58,358
CBU	20,780	20,708	20,334	62,213	58,544	79,514
ENU	17,131	16,881	17,709	51,368	52,949	70,866
MNT	29,517	29,463	28,566	88,518	83,675	113,422
COMM	9,718	9,848	9,497	29,478	27,132	37,009
Others	—	—	—	—	—	—

Total of IT Services	131,961	131,366	123,147	394,419	359,348	487,316
IT Products	5,713	7,666	6,503	19,309	20,119	29,722
Reconciling Items	(29)	(94)	(134)	(169)	(577)	(731)

Total	137,645	138,938	129,516	413,559	378,890	516,307

Segment Result
IT Services
BFSI	6,413	6,379	7,142	19,786	20,971	27,902
HLS	3,400	3,234	3,165	9,490	8,942	12,009
CBU	3,415	3,584	3,606	10,774	9,926	13,590
ENU	3,856	3,443	3,208	10,324	10,067	13,475
MNT	5,355	6,175	5,895	17,484	18,098	24,223
COMM	1,604	1,594	1,510	4,700	4,311	5,990
Others	—	—	—	—	—	—
Unallocated	112	(1,037)	(49)	(1,762)	759	1,064

Total of IT Services	24,155	23,372	24,477	70,796	73,074	98,253
IT Products	(586)	(298)	(541)	(1,252)	(682)	(1,007)
Reconciling Items	(336)	(103)	(102)	(493)	(327)	(386)

Total	23,233	22,971	23,834	69,051	72,065	96,860
Finance Expense	(1,366)	(1,428)	(1,423)	(4,130)	(4,298)	(5,582)
Finance and Other Income	5,719	5,105	6,292	16,024	17,945	23,655

Profit before tax	27,586	26,648	28,703	80,945	85,712	114,933

Notes:

a)	Effective April 1, 2016, CODM’s review of the segment results is measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items till the year ended March 31, 2016. Comparative information has been restated to give effect to the same.

b)	“Reconciling items” includes dividend income/ gains/ losses relating to strategic investments, elimination of inter-segment transactions and other corporate activities.

c)	Segment result represents operating profits of the segments and dividend income relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of foreign exchange gains / (losses), net amounting to ₹ 767, ₹ 1,281 and ₹ 911 for the quarter ended December 31, 2016, September 30, 2016 and December 31, 2015, respectively, ₹ 3,032 and ₹ 2,774 for the nine months ended December 31, 2016 and December 31, 2015, respectively and ₹ 3,867 for the year ended March 31, 2016. in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

g)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

6. Business Combinations:

Designit AS

On August 6, 2015, the Company obtained control of Designit AS (“Designit”) by acquiring 100% of its share capital. Designit is a Denmark based global strategic design firm specializing in designing transformative product-service experiences. The acquisition strengthens the Company’s digital offerings, combining engineering and transformative technology with human centered-design methods.

The acquisition was executed through a share purchase agreement for a consideration of ₹ 6,501 (EUR 93 million) which includes a deferred earn-out component of ₹ 2,108 (EUR 30 million), which is linked to achievement of revenues and earnings over a period of 3 years ending June 30, 2018. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 13% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 1,287 million and recorded as part of purchase price allocation.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	586	₹	—	₹	586
Customer related intangibles		—		597		597
Brand		—		638		638
Non-compete agreement		—		103		103
Deferred tax liabilities on intangible assets		—		(290)		(290)

Total	₹	586	₹	1,048		1,634

Goodwill						4,046

Total purchase price					₹	5,680

Net assets acquired include ₹ 359 of cash and cash equivalents and trade receivables valued at ₹ 392.

The goodwill of ₹ 4,046 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the year ended March 31, 2016, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

During the quarter ended December 31, 2016, an amount of ₹ 83 million has been paid to the sellers representing earn-out payments for the first earn-out period.

Additionally, during the quarter ended December 31, 2016, as a result of changes in estimates of revenue and earnings over the remaining earn-out period, the fair value of earn-out liability was revalued at ₹ 293 million. The revision of estimates has also resulted in reduction in the carrying value of intangibles recognised on acquisition. Accordingly, a net gain of ₹ 1,032 million has been recorded in the condensed consolidated interim statement of income.

Appirio Inc.

On November 23, 2016, the Company obtained full control of Appirio Inc (“Appirio”). Appirio is a global services company that helps customers create next-generation worker and customer experiences using latest cloud technology services. This acquisition will strengthen Wipro’s cloud application service offerings. The acquisition was consummated for a consideration of ₹ 32,414 (USD 475.7 million).

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	532		(24)	₹	508
Technology platform		436		(89)		347
Customer related intangibles		—		2,323		2,323
Brand		180		2,968		3,148
Alliance relationship		—		858		858
Deferred tax liabilities on intangible assets		—		(2,791)		(2,791)

Total	₹	1,148	₹	3,245		4,393

Goodwill						28,021

Total purchase price					₹	32,414

Net assets acquired include ₹ 88 of cash and cash equivalents and trade receivables valued at ₹ 2,363.

The goodwill of ₹ 28,021 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

The pro-forma effects of this acquisition on the Company’s results were not material.

7. Buyback of equity shares

During the quarter ended September 30, 2016, the Company has concluded the buyback of 40 million equity shares as approved by the Board of Directors on April 20, 2016. This has resulted in a total cash outflow of    ` 25,000. In line with the requirement of the Companies Act 2013, an amount of ` 14,254 and ` 10,666 has been utilized from the share premium account and retained earnings respectively. Further, capital redemption reserves of ` 80 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buy back, share capital has reduced by ` 80.

8. Agreement to sell Eco Energy division

During the quarter ended December 31, 2016, the Company signed an agreement for sale of its EcoEnergy division to Chubb Alba Control Systems Limited for a consideration of US $ 70 million. The sale is expected to conclude during the quarter ending March 31, 2017 subject to receipt of requisite regulatory approvals and customary closing conditions.

9. Subsequent Events

On January 25, 2017, the Board of Directors of the Company declared an interim dividend of ₹ 2 ($ 0.03) per equity share and ADR (100% on an equity share of par value of ₹ 2).

By order of the Board,	For, Wipro Limited

Place: Bangalore Date: January 25, 2017	Azim H Premji Chairman & Managing Director